200 West Street I New York, NY 10282-2198
212-902-1000





                Goldman

                Sachs




July 13, 2022



U.S . Securities and Exchange Commission
Office of the Secretary
100 F Street, N.E.
Washington, D.C. 20549

        RE: InterPrivate II Acquisition Corp.


Ladies and Gentlemen:

Goldman Sachs & Co. LLC ("Goldman Sachs") hereby submits the enclosed resignation letters
(the "Resignation Letters"). The Resignation Letters were previously delivered to InterPrivate
II Acquisition Corp. (the "Company") and Getaround, Inc. ("Getaround") to inform them that
Goldman Sachs has resigned and ceased to act as placement agent to the Company, financial advisor to Getaround and any related capacity, relationship or role in connection with the proposed business combination of the Company and Getaround, and that Goldman Sachs will not be responsible for any part of the Company's Registration Statement on Form S-4 (File No. 333-
266054), including any amendments thereto or documents incorporated therein
(the
"Registration Statement").

This letter is being furnished to the U.S. Securities and Exchange Commission
(the
"Commission") in accordance with Section l l(b)(l) of the Securities Act of 1933, as amended, to notify the Commission that Goldman Sachs will not be responsible for the contents of the
Registration Statement.

      '
If you should have any questions regarding these matters, please contact the undersigned by phone at (212) 902-4012 or by email at daniel.young@gs.com.




                    Securities and Investment Services Provided by Goldman Sachs & Co. LLC
 U.S. Securities and Exchange Commission
July 13, 2022
Page 2




Sincerely,




Name: Daniel M. Young
Title: Managing Director


cc: lnterPrivate II Acquisition Corp.


Encl.
 PERSONAL AND CONFIDENTIAL

May 10, 2022


Chairman and Chief Executive Officer
InterPrivate II Acquisition Corp.
1390 Avenue of the Americas
New York, New York 10019


Re: Goldman Sachs Placement Agent Resignation


Ladies and Gentlemen:

Goldman Sachs & Co. LLC ("Goldman Sachs") writes to inform you that Goldman Sachs hereby resigns and ceases to act as placement agent to InterPrivate II Acquisition Corp. (the "Company") and any related capacity or role, and will not act in any other capacity or role, in connection with the proposed business combination of the Company and Getaround, Inc., effective immediately, and that Goldman Sachs will not be responsible for any part of any Registration Statement that the
Company may file in connection with such potential business combination transaction, including any amendments thereto or documents incorporated therein (the "Registration Statement").

This letter is being furnished to you in accordance with Section 11 (b )( 1) of the Securities Act of
1933, as amended, to notify you that Goldman Sachs will not be responsible for the contents of the Registration Statement. This letter should not be construed as an admission that Goldman
Sachs is an underwriter, as that term is defined in Section 2(a)(l 1) of the Securities Act of 1933.



Very truly yours,


         Ct J rA,tn.~ ~ C/ht; -I ~
(GOLDMAN SACHS & CO. LLC)

Name:      S  ~                ~
Title: Managing Director
 PERSONAL AND CONFIDENTIAL

May 10, 2022

Sam Zaid
Chief Executive Officer
Getaround, Inc.
55 Green Street
San Francisco, CA 94111


Re:    Goldman Sachs Financial Advisor Resignation


Ladies and Gentlemen:

Goldman Sachs & Co. LLC ("Goldman Sachs") writes to inform you that Goldman Sachs hereby resigns and ceases to act as financial advisor to Getaround, Inc. (the "Company") and any related capacity or role, and will not act in any other capacity or role with or for the Company or
InterPrivate II Acquisition Corp. (the "Issuer"), in connection with the proposed business combination of the Issuer and the Company, effective immediately, and that Goldman Sachs will not be responsible for any part of any Registration Statement that the Issuer may file in connection with such potential business combination transaction, including any amendments thereto or documents incorporated therein (the "Registration Statement").

This letter is being furnished to you in accordance with Section 11 (b)(1) of the Securities Act of
1933, as amended, to notify you that Goldman Sachs will not be responsible for the contents of the Registration Statement. This letter should not be construed as an admission that Goldman
Sachs is an underwriter, as that term is defined in Section 2(a)(l 1) of the Securities Act of 1933.



Very truly yours,


      Cwl~~d.s;1~
(GOLDMAN SACHS & CO. LLC)

Name:     ~ ~ 5~q
Title: Managing Director